December 5, 2013 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:         Christina Chalk, Senior Special Counsel

Re:	Transcept Pharmaceuticals, Inc.
DEFA14A filed November 13, 2013
PREC14A filed October 18, 2013
DEFA14A filed October 7, 2013
File No. 001-36066

Ladies and Gentleman:

On behalf of Transcept Pharmaceuticals, Inc. (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Preliminary Proxy Statement on Schedule 14A, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2013 (the “Proxy Statement”).

Amendment No. 1 has been revised to reflect the Company’s responses to the comment letters received on October 29, 2013 and November 14, 2013, from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A filed on October 29, 2013

General

1.	You disclose that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding.

December 5, 2013

2.	If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it does not plan to solicit via the Internet, whether by Internet chat rooms, website, or otherwise.

3.	Please update the proxy statement to reflect the recent lawsuit filed by Retrophin against the Company on October 24, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 3 of Amendment No. 1.

4.	Where appropriate in the proxy statement, describe the steps undertaken by your financial and strategic advisor, Leerink Swann LLC, including any efforts to find a buyer or acquisition candidate for Transcept and the results of any such undertaking

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4, 7, 8, 9 and 10 of Amendment No. 1

Background, page 1

5.	In each case where you indicate that members of the shareholder group contacted the Company representatives in the months leading up to the filing of the proxy statement, describe the Company’s response. For example, at the bottom of page 1, you note that SC Fundamental contacted the Company to suggest a share buyback program and that Glenn A. Oclassen spoke with representatives of SC Fundamental regarding that suggestion. Expand to describe Mr. Oclassen’s response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 1 of Amendment No. 1.

Statement of Transcept’s Board Opposing Proposal 1, page 5

6.	Expand to provide a brief overview of how the Tax Benefit Preservation Plan acts to reduce the likelihood of an ownership change that could compromise the NOLs. Specifically, what happens or doesn’t happen if a shareholder that owns at least five percent of Transcept’s common shares increases its ownership by more than 50 percentage points over the specified period of time?

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 6 of Amendment No. 1 to clarify that an “ownership change” would be triggered by an increase in 50 percentage points of the ownership of the aggregate of all five percent stockholders’ holdings, rather than an individual five percent stockholder’s holdings. The Company has further revised pages 6 and 7 of Amendment No. 1 to clarify how the Tax Benefit Preservation Plan acts to reduce the likelihood of an “ownership change” that could compromise the NOLs.

7.	Refer to the disclosure in the second to last paragraph on page 5. When will shareholders vote on the Tax Benefit Preservation Plan in order to approve it and prevent the expiration of the preferred stock purchase rights that were issued pursuant to that Plan on September 14, 2014?

December 5, 2013

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company does not currently plan to put the Tax Benefit Preservation Plan up for a stockholder vote, but that the Company continues to evaluate whether it would be in the Company’s best interest to do so.

Form of Proxy Card

8.	Please mark the form of proxy as preliminary and subject to completion. See Rule 14a-6(e)(1).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the form of proxy included with Amendment No. 1.

9.	Indicate in bold face type on the form of proxy that it is being solicited on behalf of Transcept’s Board of Directors. See Rule 14a-4(a)(1).

Response: The Company respectfully acknowledges the Staff’s comment and notes it has included additional instances of this disclosure to the form of proxy included with Amendment No. 1.

DEFA14A filed on November 13, 2013

1.	Revise the proxy materials to disclose any contacts with members of the dissident group (or their representatives) since the filing of the PREC14A on October 18, 2013. In particular with respect to the changes to the Board of Directors and the corporate restructuring detailed in the November 13, 2013 press release, did representatives of Transcept discuss any of these contemplated actions with the members of the dissident group who are calling the special meeting (either before or after these changes were announced)? If so, detail each contact, including the means of communication, by whom it was initiated, and the substance of the contact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2, 3 and 4 of Amendment No. 1.

2.	With respect to the corporate reorganization described in the November 13, 2013 press release, revise the proxy statement to describe in considerable detail the reasons for the changes as they relate to the special meeting and the dissident shareholder group and the reasons for the timing of these changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 4 of Amendment No. 1.

3.	See our last comment above. Expand the description of Mr. Ehrlich’s resignation as a director to explain the circumstances surrounding it. For example, was Mr. Ehrlich asked to resign and if so, why and by whom? If he elected to resign of his own volition, did Mr. Ehrlich explain why? Please revise to address.

December 5, 2013

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4 of Amendment No. 1.

4.	Disclose the Board’s current intent with respect to replacing Mr. Ehrlich before the special meeting on December 19, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 4 of Amendment No. 1.

5.	With respect to the amended change in control and severance arrangements adopted on November 13, 2013 and described in the press release, explain how these provisions would be impacted by the results of the vote at the special meeting. For example, if the four (now three) named directors are removed at the special meeting, will a change in control occur, triggering these provisions?

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the removal at the Special Meeting of the four (now three) named directors would not be considered a “Change of Control” as defined in the above-referenced amended change in control and severance arrangements, and that the proposals set forth for the Special Meeting would not, to the Company’s knowledge, otherwise impact such amended change in control and severance arrangements.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Glenn A. Oclassen, Transcept Pharmaceuticals, Inc.
Thomas P. Soloway, Transcept Pharmaceuticals, Inc.
Leone D. Patterson, Transcept Pharmaceuticals, Inc.
Alan C. Mendelson, Latham & Watkins LLP
Christopher L. Kaufman, Latham & Watkins LLP
Mark V. Roeder, Latham & Watkins LLP